Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

THIRD SUPPLEMENTAL Q&A

In this Third Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we refer to the common stock of Science Applications International Corporation as “class A common stock” and “class B common stock,” and to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

REVISED Q&A

The following questions and answers have been revised and supersede the same numbered questions and answers in the Supplemental Q&A filed with the SEC on September 1, 2005 and the Second Supplemental Q&A filed with the SEC on September 23, 2005.

Q1. What transactions do we intend to complete?

A. We intend to complete the following transactions:

•	a merger pursuant to which Old SAIC will become a wholly-owned subsidiary of New SAIC, and each share of outstanding class A common stock will be converted into the right to receive two shares of class A preferred stock of New SAIC and each share of outstanding class B common stock will be converted into the right to receive 40 shares of class A preferred stock of New SAIC

•	an initial public offering, or IPO, of new common stock of New SAIC through which we will raise cash from outside investors

•	special dividend which we will pay to our current stockholders

Q30. What will we do with the proceeds from the IPO?

A. We plan to use the net proceeds of the IPO for working capital, capital spending and possible investments and acquisitions. However, Old SAIC intends to pay a special dividend to holders of Old SAIC common stock in an amount that will exceed the anticipated net proceeds from the IPO.

Q32. Why do we plan to pay a special dividend?

A. Given our current strong cash position, we believe the special dividend is an efficient and fair way to return to our stockholders excess cash that no longer will be needed to repurchase stock in the limited market or to otherwise provide liquidity to our stockholders after the IPO.

Q33. What is the amount of the special dividend?

A. The dividend is expected to range from $8 to $10 per share of Old SAIC class A common stock and from $160 to $200 per share of Old SAIC class B common stock.

Q35. When will the special dividend be paid?

A. The board of directors of Old SAIC intends to declare a special dividend that will be paid to the holders of Old SAIC common stock as of the record date set by the board of directors. Payment will be conditioned upon completion of the IPO, and it is anticipated that the dividend will be paid within 25 days after the IPO.

Q36. What are the tax consequences of the special dividend?

A. The special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from current or accumulated earnings and profits, as determined under federal income principles. Any dividends in excess of earnings and profits may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your Old SAIC common stock.

Q37. What will our dividend policy be after the IPO?

A. Old SAIC has never declared or paid dividends on its capital stock. Old SAIC intends to pay to holders of Old SAIC common stock a special dividend after the completion of the IPO. New SAIC does not expect to pay any dividends on our capital stock in the foreseeable future and we currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on earnings, financial condition, operating results, capital requirements, applicable contractual restrictions and other factors our board of directors deems relevant.

Q64. Will the special dividend be paid on unvested shares?

A. Yes. The special dividend will be paid on all shares of Old SAIC common stock, including all shares held in our retirement plans, regardless of whether the shares are vested or unvested. The special dividend will be 100% vested.

Q76. How will the special dividend affect my outstanding stock options? How will the merger affect my outstanding stock options?

A. The special dividend will not be paid on options that are not exercised on or before the record date established for the special dividend. Our stock option plans, however, provide that unexercised stock options will be adjusted to preserve their pre-special dividend value. As a result,

•	If you exercise your options on or before the record date for the special dividend, the shares of class A common stock you acquire will be entitled to receive the special dividend.

•	If you do not exercise your options until after the record date for the special dividend, the exercise price of your options will be adjusted downward, and the number of shares exercisable under the option will be adjusted upwards, to assure that the underlying value of your options reflect the special dividend. Your adjusted options will be vested and unvested in the same proportion as the pre-adjusted options.

Adjustment Formula

Stock options, from an economic perspective, derive their economic value based upon the current price of the stock, the exercise price of the option, expiration date, the volatility of the underlying stock, interest rates, and other factors. We intend to determine the appropriate adjustment to your options using a formula derived from a widely-accepted financial model.

Example

An example of this formula appears below. In this example, the following assumptions are made: (1) the option exercise price is $31.44; (2) the stock price is $41.80; (3) the employee holds options to purchase 100 shares of class A common stock; and (4) the amount of the dividend is $8.00 per share of class A common stock. There are two ways to view the value of these options. Under a widely-recognized financial model, the options in this example have an economic value of $13.22 per share. Another way of looking at your options is that each option is currently $10.36 in-the-money, the value you would receive if you exercise your options today. In either event, the special dividend would reduce that value because the stock price would be expected to decline following the special dividend. Consequently, the company is taking steps designed to assure that option holders maintain the same value both before and after special dividend, by reducing the exercise price and increasing the number of options.

In this example, after the adjustment to reflect the special dividend, the employee will have options to purchase 123.7 shares of class A common stock in Old SAIC, at an exercise price of $25.42 per share, resulting in the same potential value to the employee as before the one-time special dividend payment.

Stock Price [1]			$41.80
Special dividend amount paid		– $	8.00

Stock price post-dividend		=$	33.80
Adjustment ratio for dividend =	$41.80		=1.237

	$41.80 -$8.00

	Today		Dividend adjustment		Post dividend
Option impact	Number of options [2]	100	x adjustment	1.237	= New number of options	123.7

	Exercise price [2]	$31.44	÷ adjustment	1.237	= New exercise price	$25.42
Economic value impact	Economic value [3] per option	$13.22			Economic value [3] per option	$10.69

	Number of options	100			Number of options	123.7

	Total economic value	$1,322			Total economic value	$1,322

In-the-money amount impact	Stock price	$41.80			Stock price	$33.80

	Exercise price	$31.44			Exercise price	$25.42

	In-the-$ amount	$10.36			In-the-$ amount	$8.38

	Number of options	100			Number of options	123.7

	Total in-the-$ Amount	$1,036			Total in-the-$ Amount	$1,036

[1]	This example uses the June 10, 2005 stock price for illustrative purposes.

2 This example uses 100 options and the weighted average exercise price from the 10-Q filed for the quarterly period ended April 30, 2005 for illustrative purposes.

3 The economic value using Black-Scholes method for option pricing, a widely-accepted method for valuing options, assuming 2 years to expiration and 20% volatility.

Unexercised stock options also will be adjusted to reflect the two-for-one exchange ratio in the merger. An example of this adjustment appears below. In this example, the following assumptions are made: (1) the option exercise price after the adjustment for the special dividend is $25.42 per share as shown in the above example; (2) the employee holds options to purchase 123.7 shares of class A common stock in Old SAIC after the adjustment for the special dividend as shown in the above example; and (3) each share of class A common stock in Old SAIC will be converted into the right to receive two shares of new class A preferred stock of New SAIC in the merger. In this example, after the adjustment to reflect the two-for-one exchange ratio in the merger, the employee will hold options to purchase 247.3 shares of new class A preferred stock at an exercise price of $12.71 per share, resulting in the same potential value to the employee as before the merger.

Stock price post dividend		$33.80
Stock price post merger and special dividend		$16.90
Adjustment ratio for merger =	$33.80	=2.0

	$16.90

	Post dividend adjustment		Merger adjustment		Post merger and dividend adjustment
Option impact	Number of options	123.7	x adjustment	2.0	= New number of options	247.3

	Exercise price	$25.42	÷ adjustment	2.0	= New exercise price	$12.71
Economic value impact	Economic value per option	$10.69			Economic value per option	$5.34

	Number of options	123.7			Number of options	247.3

	Total economic value	$1,322			Total economic value	$1,322

In-the-money amount impact	Stock price	$33.80			Stock price	$16.90

	Exercise price	$25.42			Exercise price	$12.71

	In-the-$ amount	$8.38			In-the-$ amount	$4.19

	Number of options	123.7			Number of options	247.3

	Total in-the-$ Amount	$1,036			Total in-the-$ Amount	$1,036

Q87. How will the special dividend be treated under the Employee Stock Retirement Plan (ESRP)?

A. The special dividend will be paid on each share of Old SAIC common stock held in the ESRP and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the ESRP’s Vanguard Prime Money Market Fund.

•	If we obtain favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to give each participant an election to instruct the plan trustee either to distribute the special dividend proceeds in cash or to invest the proceeds into an exchangeable company stock fund. Assuming we obtain favorable IRS guidance and you request a cash distribution, you will receive it as soon as administratively possible. If, however, you elect to reinvest the special dividend in an exchangeable company stock fund, your pro rata share of the special dividend will be invested in units of an exchangeable company stock fund at the next scheduled stock purchase date.

•	If we do not obtain favorable IRS guidance on our proposed tax treatment of the special dividend, you will not be offered this election, and your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the dividend into alternative investment options as offered under the ESRP.

Q94. How will the SAIC 401(k) plan treat the special dividend?

A. The special dividend will be paid on each share of Old SAIC common stock held in the SAIC 401(k) plan and treated in exactly the same manner as the special dividend payment to the ESRP discussed above. The special dividend will be paid on each share held in the SAIC 401(k) plan’s Exchangeable Company Stock Fund and the Non-Exchangeable Company Stock Fund and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the SAIC 401(k) plan’s Vanguard Prime Money Market Fund.

•	If we receive favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to give each participant in the SAIC 401(k) plan an election to instruct the plan trustee either to distribute the special dividend proceeds in cash or to reinvest the proceeds into the SAIC 401(k) plan’s Exchangeable Company Stock Fund. Assuming we obtain favorable IRS guidance and you request a cash distribution, you will receive it as soon as administratively possible. If, however, you elect to reinvest the special dividend in the Exchangeable Company Stock Fund, your pro rata share of the special dividend will be invested in units of the Exchangeable Company Stock Fund at the next scheduled stock purchase date.

•	If we do not receive favorable IRS guidance on our proposed tax treatment of the special dividend, you will not be offered this election, and your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the special dividend into alternative investment options as permitted under the SAIC 401(k) plan.

Q99. How will the AMSEC 401(k) plan treat the special dividend?

A. The special dividend will be paid on each share of Old SAIC common stock held in the AMSEC 401(k) plan and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. Your special dividend proceeds will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate your special dividend proceeds into alternative investment options as permitted under the AMSEC 401(k) plan.

Q104. How will the special dividend impact the stock deferral plans?

A. The special dividend will be paid on each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The special dividend will be 100% vested. We have not yet determined how the non-qualified stock deferral plans will treat the special dividend, but participants in the plans will receive the benefit of the special dividend, either in cash or in additional units in their accounts.

Q130. Why can’t I elect to receive stock rather than cash as part of the special dividend? Could I receive a stock dividend on a tax-deferred basis?

A. Allowing stockholders to select the manner in which the special dividend is paid would defeat our capital planning objectives. (Please see Question 127.) In addition, in conjunction with our advisors, we determined that if we permitted stockholders to elect to receive the special dividend in either cash or stock, the special dividend would have been taxable to all recipients, regardless of whether they elected to receive cash or shares of stock.

Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we can elect to receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan?

A. We cannot determine with certainty when we will obtain IRS guidance concerning the tax treatment of the special dividend payable to our ESRP and the SAIC 401(k) plan, but we expect it to be within six to twelve months after the IPO. The timing of the expected IRS guidance depends on the workload of the IRS employees with the expertise relevant to this matter (among other things). Pending IRS review, our qualified retirement plans’ trustee will hold the proceeds from the special dividend in the Vanguard Prime Money Market Fund, and no participant elections will be solicited until we receive appropriate IRS guidance.

Q134. How will the special dividend be paid on stock held in “rabbi trusts”?

A. The special dividend will be paid with respect to each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). We are analyzing structural alternatives that would permit the distribution of the cash proceeds from the special dividend to participants in those plans.

Q147. How will the special dividend be taxed?

A. For U.S. stockholders, the special dividend will constitute a taxable dividend for federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (EAP), as determined under federal income principles. Any dividends in excess of current or accumulated EAP may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your new class A preferred stock. We believe SAIC’s current or accumulated EAP, as of the effective date of the IPO, will exceed the projected dividend amount, and therefore the entire special dividend will be paid from current or accumulated EAP. We will issue information reports to Old SAIC stockholders and the IRS after the end of the calendar year in which the special dividend is paid, advising as to how much of the special dividend is paid from our current or accumulated EAP and, therefore, constitutes taxable dividend income to you.

Q148. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable special dividend tax treatment?

A. Holders of Old SAIC common stock who are individual U.S. residents and satisfy a holding period requirement with respect to their Old SAIC common stock generally will be subject to federal income taxation at a maximum rate of 15% on the special dividend. To satisfy the holding period requirement, you must hold your Old SAIC common stock for a period of at least 61 days of the 121-day period beginning 60 days before the record date of the special dividend.

ADDITIONAL Q&A

The following two questions and answers address some additional commonly asked questions.

Q.177. Why did the Company file Amendments to the Form S-1 and Form S-4 Registration Statements?

A. Amendment No. 1 to Registration Statements on Form S-1 and S-4 have been filed with the SEC on October 14th. The company has made changes to the Registration Statements in connection with the customary review by the SEC. The SEC review is continuing as was expected and additional changes are anticipated to be made in response to further SEC review before the SEC review process is completed.

Q178. In the Amendment to the S-4 filed with the SEC on October 14, 2005, the company says that the special dividend will be declared and paid by Old SAIC on shares of Old SAIC common stock. The S-4 filed with the SEC on September 1, 2005 stated the special dividend would be declared and paid by New SAIC on new class A preferred stock. How will this change impact holders of class A common stock and class B common stock?

A. This modification will not change the amount of the contemplated dividend or the anticipated timing of the dividend payment. If the anticipated schedule for completion of the reorganization merger and IPO is met, the dividend record date will be set for December 2005 or January 2006 and the dividend will be paid in February 2006. The special dividend continues to be contingent on completion of the reorganization merger and the IPO. Thus, this change will not affect our current stockholders’ rights to receive the special dividend, nor should it impact the size, timing or conditions upon which the special dividend will be paid.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.